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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐      No ☒

Attached to this 6-K are the following items:

Exhibit

99.1                                                   Transaction in Own Shares — June 1, 2005

99.2                                                   Transaction in Own Shares — June 2, 2005

99.3                                                   Transaction in Own Shares — June 7, 2005

99.4                                                   Transaction in Own Shares — June 13, 2005

99.5                                                   Transaction in Own Shares — June 15, 2005

99.6                                                   Transaction in Own Shares — June 16, 2005

99.7                                                   Transaction in Own Shares — June 17, 2005

99.8                                                   Transaction in Own Shares — June 20, 2005

99.9                                                   Document re Interim Report — June 20, 2005

99.10                                             Transaction in Own Shares — June 21, 2005

99.11                                             Transaction in Own Shares — June 22, 2005

99.12                                             Transaction in Own Shares — June 23, 2005

99.13                                             Transaction in Own Shares — June 24, 2005

99.14                                             Transaction in Own Shares — June 28, 2005

99.15                                             Transaction in Own Shares — June 27, 2005

99.16                                             Transaction in Own Shares — June 29, 2005

99.17                                             Transaction in Own Shares — June 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	July 1, 2005	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary